Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

NOTIFICATION OF CHANGE OF AUDITORS

Shareholders are advised that following a tender process initiated by the company and following an assessment of both the commercial terms and expertise of the tender process participants, Deloitte & Touche (“Deloitte”) will be appointed as auditors in the place of PricewaterhouseCoopers Inc. (“PwC”) effective 13 October 2017.
The audit services of PricewaterhouseCoopers Inc. (“PwC”) were terminated with effect from 12 October 2017.  The decision to change auditors was not as a result of any disagreement between the company and PwC with respect to accounting principles or practice, financial statement disclosures or auditing scope or procedures.
The board of directors of MiX extends its appreciation to PwC for their contribution to the company over the past 12 years.

13 October 2017

  Sponsor